January 15, 2014

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Touchstone Funds Group Trust (File Nos. 333-192993 and 811-08104) (the “Trust”).

Dear Ms. Dubey:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on January 7, 2014 regarding the Trust’s registration statement on Form N-14 submitted on December 20, 2013 and filed pursuant to the Securities Act of 1933, as amended. The Trust expects to file a post-effective amendment to this filing on or about January 21, 2014. This post-effective amendment will incorporate the responses to the Staff’s comments, as noted below, and other non-material changes.

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

Prospectus/Information Statement — Questions & Answers

1.              In the answer to the question “How do the fees and expenses compare?”, please discuss the difference in each class’ Total Annual Operating Expenses that would occur if the current expense limitation agreements expired.

Response:             The Trust has made the requested changes.

Prospectus/Information Statement — Cover Page

2.              In the table incorporating by reference information about the funds contained in other filings, please state that a copy of the Touchstone Small Company Value Fund’s registration statement may also be obtained from the Touchstone Strategic Trust free of charge.

Response:             The Trust has made the requested change.

Prospectus/Information Statement — Summary

3.              In the section “What are the Reasons for the Reorganization”, please reconsider the statement that “[t]he Reorganization may lead to potential efficiencies and economies of scale for shareholders” in light of the Total Annual Operating Expenses that would be effective upon the expiration of current expense limits.

Response:             As discussed in the Question & Answer changes to the Prospectus/Information Statement in response to question 1 above, Touchstone Advisors, Inc. currently intends to maintain the expense limits at or near the current expense limits. Based on this expectation and the current fee structure, the Trust continues to expect that the reorganization may lead to potential efficiencies and economies of scale. As illustrated in the pro forma column of each class’ expense table, the Trust expects that the Total Annual Operating Expenses will be near the lowest current total when considering either fund separately. The Trust expects further efficiencies and economies of scale as the combined fund grows. Accordingly, no change has been made in response to the comment.

Mr. Anu Dubey

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

January 15, 2014

4.              In the section “Will the Small Cap Value Fund have the same service providers as the Small Company Fund”, please discuss in the response below the recent change in independent registered public accounting firm for the Touchstone Small Company Value Fund (the “Small Company Fund”).

Response:             The Small Company Fund was acquired by the Trust in September 2012. Prior to this acquisition, the Small Company Fund was known as the Fifth Third Small Company Value Fund.  On August 16, 2012, the Trust’s Board of Trustees (the “Board”) engaged PricewaterhouseCoopers (“PWC”) as the Small Company Fund’s independent registered public accounting firm to audit the Small Company Fund’s financial statements for the fiscal year ended March 31, 2013.  The decision to engage PWC was recommended by the Audit Committee at a Special Meeting held on June 26, 2012 in which it was determined that certain independence issues arising from the reorganization of the Small Company Fund precluded Ernst & Young LLP (“E&Y”), the Trust’s independent registered public accounting firm, from auditing the Small Company Fund’s portfolios for the fiscal year ended March 31, 2013.  PWC was the independent registered public accounting firm of the predecessor fund.

On May 22, 2013, the Audit Committee determined that there were no longer any independence issues to preclude E&Y from serving as the Small Company Fund’s independent registered public accounting firm.  As a result, on May 23, 2013 the Board engaged E&Y as its independent registered public accounting firm to audit the Small Company Fund’s financial statements for the fiscal year ended March 31, 2014.

This information is disclosed in Exhibit 77k to the Trust’s Form NSAR-A filed on November 26, 2013 (SEC Accession No. 0000940400-13-000543).

Statement of Additional Information

5.              Please mark the statement of assets and liabilities as unaudited.

Response:             The Trust has made the requested change.

Legal Opinions

6.              The legal opinion filed as Exhibit 11 excludes cases decided under the Delaware Statutory Trust Act, which is inconsistent with Staff Legal Bulletin No. 19, Section 3(c).  This qualification should be removed.

Response:             Counsel has made the requested change.

7.              The legal and tax opinions filed as Exhibits 11 and 12, respectively, should include consent to the Prospectus/Information Statement discussion of such opinions and to being named in the Prospectus/ Information Statement, as required by Staff Legal Bulletin No. 19, Section IV.

Response:             Counsel has made the requested changes.

*              *              *

This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust, which is attached as Exhibit A.  If you have any further questions or comments, please contact me at 513.629.2941.

Sincerely,

/s/ Bo James Howell
Bo James Howell
Counsel
303 Broadway, Suite 1100
Cincinnati, OH 45202
(513) 629-2941
bo.howell@wslife.com

Cc:	Terrie A. Wiedenheft
Deborah B. Eades, Esq.
Renee M. Hardt, Esq.

Exhibit A

January 15, 2014

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          Touchstone Funds Group Trust (File Nos. 333-192993 and 811-08104) (the “Trust”).

Dear Ms. Dubey:

In connection with the Trust’s response to certain oral comments received from the Commission staff on January 7, 2014, with respect to the Staff’s review of the Trust’s Form N-14 previously filed on December 20, 2013, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filing, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments with respect to the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Bo James Howell, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at 513.629.2941.

Very truly yours,

/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft
Treasurer